Rule 12g3-2(b) File No. 82-5400 82-34643

SUPPL

Dr Jörg Eichkorn appointed Deputy Chief Financial Officer of Unaxis – Siegfried Lamprecht, Head of Human Resources, to leave the company

Pfäffikon SZ, June 27, 2006 – Effective July 1, 2006, Dr Jörg Eichkorn has been appointed Deputy Chief Financial Officer (CFO) of Unaxis. Siegfried Lamprecht, who has headed Corporate Human Resources to date, is leaving the company.

Dr Jörg Eichkorn has occupied a top management post at Unaxis since October 2005 as Head of Corporate Controlling. In this role, he has made a significant contribution to the company's successful turnaround.

"Now that the company has accomplished its turnaround, it is focusing wholly on its strategy of expanding and moving forward in 25 countries around the world. I am delighted to have gained the best man in my team for this key post", says Unaxis CFO Rainer Mück.

"I would like to thank Siegfried Lamprecht for contributing his know-how to the turnaround process. The company is now extremely well positioned for further growth", says Georg Stumpf, Chairman of the Unaxis Board of Directors.

For further information, please contact:

Unaxis Holding AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com




06014839

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

dlw 7/5

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com